Filed pursuant to Rule 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 8
DATED OCTOBER 6, 2015
TO THE PROSPECTUS DATED APRIL 28, 2015
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 8 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 28, 2015, as previously supplemented by Supplement No. 1 dated May 6, 2015, Supplement No. 2 dated June 4, 2015, Supplement No. 3 dated July 7, 2015, Supplement No. 4 dated August 5, 2015, Supplement No. 5 dated August 26, 2015, Supplement No. 6 dated September 3, 2015 and Supplement No. 7 dated September 25, 2015. Unless otherwise defined in this Supplement No. 8, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Our Portfolio of Real Estate Assets

Investments in Real Properties

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets — Our Portfolio of Real Estate Assets — Investments in Real Properties,” which begins on page 163 of the prospectus.

On the date indicated below, we indirectly acquired interests in the following group of retail properties (dollars in millions, except for per square foot amounts):

Property Name	Date Acquired	Total Square Feet	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Weighted Average Annualized Base Rent per Square Foot (2)	Weighted Average Remain- ing Lease Term in Years (3)	Financial Occu- pancy (4)	Phy- sical Occu- pancy (5)	Tenants (6)	Competing Shopping Centers (7)

Settlers Ridge – Pittsburgh, PA	10/1/2015	472,572	$139.2	6.06%	$8.7	$18.80	10 years	98.5%	98.5%	Giant Eagle, Cinemark	1, 1

Milford Marketplace – Milford, CT	10/1/2015	112,257	$34.1	6.21%	$3.4	$30.27	6 years	100.0%	100.0%	Whole Foods	3, 5

(1)	We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition. NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.
(2)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases, including any tenant concessions, such as rent abatement or allowances, that may have been granted. Annualized base rent is as of the date of acquisition.
(3)	This represents the weighted average remaining lease term as of the date of acquisition.
(4)	As used herein, Financial Occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased. Financial Occupancy is as of the date of acquisition.
(5)	Physical Occupancy is as of the date of acquisition.
(6)	Only tenants occupying greater than 10% of the leasable area of the property are listed.
(7)	Number of competing shopping centers located within approximately three and five miles of the property, respectively.

Our Debt Obligations

The following disclosure is added immediately after the last paragraph under the section captioned “Description of Real Estate Assets — Our Debt Obligations,” which begins on page 167 of the prospectus.

In addition to our loans secured by mortgages described above, we are party to a credit agreement for a $100 million revolving credit facility with KeyBank National Association and other lenders from time to time parties to the credit agreement. The accordion feature allows us to increase the size of our revolving credit facility up to $400 million, subject to certain conditions. The revolving credit facility matures on September 30, 2019, and we have the option to extend the maturity date for a period of one additional year subject to the payment of an extension fee and certain other conditions. Initially, we may borrow at rates equal to (i) the LIBOR base rate plus a margin ranging from 140 basis points to 225 basis points, depending on our leverage ratio or (ii) the alternate base rate plus a margin ranging from 40 basis points to 125 basis points, depending on our leverage ratio. As of October 6, 2015, we had $100 million outstanding under the revolving credit facility. The terms of the credit agreement are further described below under “— Financing Transactions.”

Prospectus Updates

Prospectus Summary

The following disclosure replaces the first and third paragraphs, respectively, under the section captioned “Prospectus Summary — We May Borrow Money,” which begins on page 36 of the prospectus, to reflect our entry into a credit agreement with KeyBank National Association.

In some instances, we finance a portion of the purchase price of assets that we acquire with monies borrowed on an interim or permanent basis from banks, institutional investors and other third party lenders. Any money that we borrow may be secured by a mortgage or other security interest in some, or all, of our assets. The interest we pay on our loans may be fixed or variable. Further, we may agree to limit the time during which we may prepay any loan in order to reduce the interest rate on the loan. We also have established a revolving line of credit for general corporate purposes.

Our charter limits the aggregate amount we may borrow, whether secured or unsecured, to an amount not to exceed 300% of our net assets, equivalent to 75% of the cost of our assets, unless our board (including a majority of the independent directors) determines that a higher level is appropriate and the excess in borrowing is disclosed to stockholders in our next quarterly report along with the justification for the excess. Certain of our loan agreements with our lenders impose additional restrictions on the amount we may borrow and impose limits on, among other things, our ability to pay distributions. We do not intend to exceed the leverage limits in our charter except that we may do so from time to time during this or any future offering (excluding offerings solely through a distribution reinvestment plan).

Investment Objectives and Policies

The following disclosure replaces the first and third paragraphs, respectively, under the section captioned “Investment Objectives and Policies — Investment Policies — Borrowing Policies,” which begins on page 154 of the prospectus.

In some instances, we borrow money to acquire real estate assets either at closing or at some time thereafter. These borrowings may take the form of temporary, interim or permanent financing from banks, institutional investors and other third party lenders. These borrowings generally will be secured solely by a mortgage on one or more of our properties but also may require us to be directly or indirectly (through a guarantee) liable for the borrowings. We may borrow at either fixed or variable interest rates and on terms that require us to repay the principal on a typical, level schedule or at one-time in “balloon” payments. We also have established a revolving line of credit for general corporate purposes. See “Risk Factors – Risks Associated with Debt Financing” for additional discussion regarding our borrowings.

Further, our charter limits the amount we may borrow, whether secured or unsecured, in the aggregate, to 300% of our net assets, equivalent to 75% of the cost of our assets. For these purposes, net assets are defined as total assets, other than intangibles, at cost before deducting depreciation or other non-cash reserves less total liabilities, calculated at least quarterly on a basis consistently applied. Any borrowings over this limit must be approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report along with the justification for exceeding the limit. Certain of our loan agreements with our lenders impose additional restrictions on the amount we may borrow and impose limits on, among other things, our ability to pay distributions. We do not intend to exceed the leverage limits in our charter except that we may do so from time to time during this or any future offering (excluding offerings solely through a distribution reinvestment plan).

Description of Real Estate Assets

The following disclosure is hereby added to immediately follow the section captioned “Description of Real Estate Assets — Significant Tenants and Lease Expirations,” which begins on page 169 of the prospectus.

Recent Acquisitions

Settlers Ridge. On October 1, 2015, we acquired all of the general partner and limited partner interests in limited partnerships that collectively own a fee simple interest in a 472,572 square foot retail center known as Settlers Ridge, located in Pittsburgh, Pennsylvania. We acquired the partnership interests from CBL/Settlers Ridge GP, LLC, CBL/Settlers Ridge LP, LLC, Settlers Ridge Management GP, LLC, and Settlers Ridge Management LP, LLC, unaffiliated parties, for approximately $139.2 million in cash, plus closing costs. We funded approximately 28% of the purchase price with proceeds from our offering and the remaining approximately 72% was from proceeds from our Revolving Credit Facility. We expect to pay our Business Manager an acquisition fee equal to 1.5% of the contract purchase price, or approximately $2.1 million.

The property was constructed from 2008 through 2011. As of October 1, 2015, Settlers Ridge was 98.5% occupied and leased to 43 tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately 10 years. There are two tenants occupying greater than 10% of the total gross leasable area of the property. Giant Eagle, an operator of supermarkets in Pennsylvania, Ohio, West Virginia and Maryland, leases 129,340 square feet, or approximately 27.4% of the total gross leasable area of the property, and pays annual base rent of approximately $1,805,000, or approximately 20.6% of total annual base rent of the property based on leases in place as of October 1, 2015. The Giant Eagle lease expires on December 31, 2039, subject to 13 renewal options of five years each with escalating rents. Cinemark, a movie theatre chain, leases 53,236 square feet, or approximately 11.3% of the total gross leasable area of the property, and pays annual base rent of approximately $1,291,000, or approximately 14.8% of total annual base rent of the property based on leases in place as of October 1, 2015. The Cinemark lease expires on October 31, 2024, subject to two renewal options of five years each and one renewal option of four years with escalating rents. The other tenants leasing at least 10,000 square feet are LA Fitness, Barnes & Noble, REI, Ross, Michael’s, Pet Supplies Plus, ULTA, Shoe Carnival and Cadillac Ranch.

The following table lists, on an aggregate basis, all of the scheduled lease expirations occurring during the years ending December 31, 2015 through 2024 and the approximate rentable square feet represented by the applicable lease expirations at the property as of October 1, 2015.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(1)
2015	1	1,600	44,800	0.5%
2016	1	1,418	38,995	0.4%
2017	2	6,418	188,310	2.1%
2018	-	-	-	- %
2019	4	10,561	321,954	3.7%
2020	16	96,429	1,970,977	23.2%
2021	8	66,386	1,281,257	19.5%
2022	3	33,153	462,732	8.8%
2023	1	1,471	48,469	1.0%
2024	4	74,785	1,923,336	40.3%

(1) This percentage assumes that expiring leases are not renewed in each subsequent year.

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2014	98.5%	$18.62
2013	99.6%	$18.28
2012	99.3%	$18.18
2011	97.3%	$18.17
2010	96.4%	$18.44

We believe that the property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements in the foreseeable future. As of October 1, 2015, there was one competitive shopping center located within approximately three and five miles of the property. As of October 1, 2015, within a five mile radius of the property the population was over 96,700 and the average household income within the same radius was over $76,000.

Real estate taxes assessed for the fiscal year ended December 31, 2014, were approximately $1,435,800. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by an average tax rate of 2.42%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 5 to 20 years, respectively.

Milford Marketplace. On October 1, 2015, we, through a wholly owned subsidiary, acquired a ground lease interest in a 112,257 square foot retail center known as Milford Marketplace, located in Milford, Connecticut. We purchased the ground lease interest from O’Connor/Realvest Milford LLC, an unaffiliated third party, for approximately $34.1 million in cash, plus closing costs. We funded 100% of the purchase price with proceeds from our offering, and we expect to pay our Business Manager an acquisition fee equal to 1.5% of the contract purchase price, or approximately $510,000.

The property was constructed in 2007. As of October 1, 2015, Milford Marketplace was 100% occupied and leased to 21 tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately six years. There is one tenant occupying greater than 10% of the total gross leasable area of the property. Whole Foods, a national supermarket chain specializing in organic food, leases 30,162 square feet, or approximately 26.9% of the total gross leasable area of the property, and pays annual base rent of approximately $695,200 or approximately 20.5% of total annual base rent of the property based on leases in place as of October 1, 2015. The Whole Foods lease expires on November 30, 2024, subject to eight renewal options of five years each with escalating rents.

The following table lists, on an aggregate basis, all of the scheduled lease expirations occurring during the years ending December 31, 2015 through 2024 and the approximate rentable square feet represented by the applicable lease expirations at the property as of October 1, 2015.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(1)
2015	-	-	-	- %
2016	1	2,750	75,906	2.0%
2017	2	12,000	372,000	10.0%
2018	8	31,650	1,042,950	31.0%
2019	3	11,850	404,250	16.3%
2020	2	4,295	163,932	7.9%
2021	1	5,210	135,095	7.8%
2022	-	-	-	- %
2023	2	7,940	286,265	17.5%
2024	1	30,162	740,511	69.2%

(1) This percentage assumes that expiring leases are not renewed in each subsequent year.

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2014	100%	$30.23
2013	100%	$29.00
2012	100%	$28.27
2011	97.6%	$28.23
2010	90.5%	$28.47

We believe that the property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements in the foreseeable future. As of October 1, 2015, there were three and five competitive shopping centers located within approximately three and five miles of the property, respectively. As of October 1, 2015, within a five mile radius of the property the population was over 128,600 and the average household income within the same radius was over $91,000.

Real estate taxes assessed for the fiscal year ended December 31, 2014, were approximately $642,000. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by an average tax rate of 2.72%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 5 to 20 years, respectively.

Financing Transactions

Revolving Credit Facility. On September 30, 2015, we entered into a credit agreement (the “Credit Agreement”) with KeyBank National Association, individually and as administrative agent (“KeyBank”), KeyBanc Capital Markets Inc., as lead arranger, and other lenders from time to time parties to the Credit Agreement (collectively with KeyBank, the “Lenders”) for a $100 million revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility includes a sublimit of $25 million for swingline loans and a sublimit of $25 million for letters of credit. The Credit Agreement provides us with the ability from time to time to increase the size of the Revolving Credit Facility up to a total of $400 million, subject to certain conditions. The proceeds of the Revolving Credit Facility may be used for general corporate purposes of us and our subsidiaries, including repayment of indebtedness, property acquisitions, capital expenditures, development, redevelopment, capital reserves and working capital. Our performance of the obligations under the Credit Agreement, including the payment of any outstanding indebtedness, is secured by a minimum pool of five unencumbered properties with an unencumbered pool value of $100 million or above and by a guaranty by certain of our subsidiaries (the “Guarantors”).

The Revolving Credit Facility matures on September 30, 2019, and we have the option to extend the maturity date for a period of one additional year subject to the payment of an extension fee and certain other conditions. Initially, we may borrow at rates equal to (i) the LIBOR base rate plus a margin ranging from 140 basis points to 225 basis points, depending on our leverage ratio or (ii) the alternate base rate plus a margin ranging from 40 basis points to 125 basis points, depending on our leverage ratio. LIBOR rate interest periods will be one, two, three or six months, as selected by us. Effective as of the date on which we receive a rating of BBB- or better from Standard & Poor’s Ratings Group or a rating of Baa3 or better from Moody’s Investors Service, Inc. or any date thereafter on which we maintain such rating, we may elect on a one-time basis that the interest rate be determined based on our credit rating rather than our leverage ratio (the “Ratings Based Pricing Election”). After making the Ratings Based Pricing Election, the applicable margin that will be added either to the alternate base rate or LIBOR base rate to determine the rate on amounts outstanding under the Revolving Credit Facility will be based on our then current credit rating. As of October 6, 2015, we had $100 million outstanding under the Revolving Credit Facility.

Until we make the Ratings Based Pricing Election, we must pay to the Lenders an unused fee based on (i) an annual rate of 0.25% at such time as less than 50% of the Revolving Credit Facility is being used or (ii) an annual rate of 0.15% at such time as 50% or more of the Revolving Credit Facility is being used (the “Unused Fee”). After we make the Ratings Based Pricing Election, the Unused Fee no longer accrues and we must instead pay to the Lenders an annual facility fee that equals the amount of the Lenders’ total commitment under the Revolving Credit Facility multiplied by 0.125% to 0.30%, depending upon our credit rating. Upon the issuance of each letter of credit under the Revolving Credit Facility, we must also pay KeyBank an issuance fee equal to 0.125% of the face amount of the letter of credit. We must thereafter pay a facility letter of credit fee on each outstanding letter of credit equal to the face amount of the letter of credit multiplied by the applicable LIBOR margin. Such fees, other than the fronting fee, are payable quarterly in arrears.

We will be required to pay interest only, on a monthly basis in arrears during the term of the Revolving Credit Facility, with all outstanding principal and unpaid interest due upon termination of the Revolving Credit Facility. We may prepay the Revolving Credit Facility, in whole or in part in an amount not less than $1 million, at any time without fees or penalty, provided that any LIBOR borrowing prepaid on any day other than the last day of the applicable interest period is subject to us indemnifying each Lender for any loss or cost incurred by it resulting therefrom. The Revolving Credit Facility also requires the maintenance of certain financial covenants.

The Revolving Credit Facility provides for several customary events of default, including, among other things: (i) our failure to pay principal when due, (ii) our failure to pay interest or fees within five business days after due, (iii) the breach of certain covenants, (iv) the breach of any representation or warranty made or deemed made by or on behalf of us or any of our subsidiaries under or in connection with the Credit Agreement after the applicable cure period, (v) the breach of the terms of the Credit Agreement which is not remedied within the cure period, (vi) the institution of any proceeding seeking an order for relief under the Federal bankruptcy laws or seeking to adjudicate us or any Guarantor as a bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of our or any Guarantor’s debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, and (vii) an unapproved change in control of us. Upon the occurrence of an event of default, all amounts owed by us under the Revolving Credit Facility may be declared or may become immediately due and payable.

Plan of Distribution

The following information updates the section of the prospectus captioned “Plan of Distribution — Status of the Offering,” which is on page 239 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of September 30, 2015.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000.000	200,000	–	200,000

Shares sold in the offering:	79,697,028.594	793,158,487	75,090,511	718,067,976

Shares sold pursuant to our distribution reinvestment plan:	2,104,417.779	19,991,967	–	19,991,967

Shares purchased pursuant to our share repurchase program:	(282,570.192)	(2,770,448)	–	(2,770,448)
Total:	81,538,876.181	810,580,006	75,090,511	735,489,495
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.